Lumina Industries, Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
CLEARCO	0.00
Mercury Checking (1622) - 1	0.00
Mercury Checking (5053)	160,687.59
Mercury Savings (2338) - 1	0.19
Paypal - Raymond	0.00
PayPal Account - 2	0.00
Total Bank Accounts	**$160,687.78**
Other Current Assets	
Inventory Asset	444,739.82
Petty Cash	43,269.44
Undeposited Funds	90,648.88
Total Other Current Assets	**$578,658.14**
Total Current Assets	**$739,345.92**
Fixed Assets	
Fixed Asset Other Tools Equipment	28,906.00
Total Fixed Assets	**$28,906.00**
TOTAL ASSETS	**$768,251.92**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
AMERICAN EXPRESS	-107,812.69
Brex Card Account - 3	14,813.50
Mercury Card-8144	105,022.77
Mercury Credit Card	-64,865.00
Total Credit Cards	**$ -52,841.42**
Other Current Liabilities	
Loan Payable	20,120.00
Sales Tax Payable	-1,727.78
Texas State Comptroller Payable	647.61
Total Other Current Liabilities	**$19,039.83**
Total Current Liabilities	**$ -33,801.59**
Total Liabilities	**$ -33,801.59**
Equity	
Investor Equity	935,967.80
Opening Balance Equity	70,605.32
Owner's Equity	100,080.00

Lumina Industries, Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
Retained Earnings	-192,282.68
Net Income	-112,316.93
Total Equity	**$802,053.51**
TOTAL LIABILITIES AND EQUITY	**$768,251.92**

Lumina Industries, Inc.

Profit and Loss

January - December 2022

	TOTAL
Income	
Sales	
Amazon Sales	928,336.23
Shopify Sales	2,644,866.52
Website Sales	65.55
(Discounts given)	-187,924.24
(Refunds)	-359,970.96
Total Website Sales	**-547,829.65**
Total Sales	**3,025,373.10**
Shipping Income	84,199.64
Total Income	**$3,109,572.74**
Cost of Goods Sold	
Cost of Goods Sold	
Duties	1,417.86
Fulfillment	2,775.33
Inventory	562,839.63
Shipping	315,906.32
Total Cost of Goods Sold	**882,939.14**
Total Cost of Goods Sold	**$882,939.14**
GROSS PROFIT	**$2,226,633.60**
Expenses	
Administration	
Accounting & Legal Service	8,236.23
Bank & Interest	5,388.80
Insurance	5,754.83
Taxes & Licenses	5,190.37
Total Administration	**24,570.23**
Commissions & fees	100,544.42
Reversal- Commissions & fees	4,745.59
Total Commissions & fees	**105,290.01**
Marketing	
Advertising	1,285,467.15
Other Marketing	108,451.67
Total Marketing	**1,393,918.82**
Office Expense	
Computer & Peripherals	14,101.92
Postage	317.48
Rent & Utilities	64,916.54
Supplies	26,220.74
Total Office Expense	**105,556.68**

Lumina Industries, Inc.

Profit and Loss

January - December 2022

	TOTAL
Operating Expenses	
Miscellaneous	109.42
Total Operating Expenses	**109.42**
People	
Employee Benefits	78,902.60
Salary - G&A	128,208.58
Salary - R&D	280,372.24
Salary - S&M	157,554.24
Travel	3,726.43
Total People	**648,764.09**
Product Development	6,799.02
Software Subscription	53,165.96
Total Expenses	**$2,338,174.23**
NET OPERATING INCOME	**$ -111,540.63**
Other Income	
Cashback	3,941.69
Interest Earned	1.15
Total Other Income	**$3,942.84**
NET OTHER INCOME	**$3,942.84**
NET INCOME	**$ -107,597.79**

Lumina Industries, Inc.

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-112,316.93
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Inventory Asset	-334,173.82
Petty Cash	21,710.10
AMERICAN EXPRESS	-107,812.69
Brex Card Account - 3	-34,454.11
Mercury Card-8144	105,022.77
Mercury Credit Card	-64,865.00
Loan Payable	-81,568.26
Sales Tax Payable	-2,375.39
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-498,516.40**
Net cash provided by operating activities	**$ -610,833.33**
FINANCING ACTIVITIES	
Investor Equity	635,967.80
Opening Balance Equity	70,605.32
Net cash provided by financing activities	**$706,573.12**
NET CASH INCREASE FOR PERIOD	**$95,739.79**
Cash at beginning of period	155,596.87
CASH AT END OF PERIOD	**$251,336.66**

Lumina Industries, Inc.

800 4th Ave PMB #2010

Grinnell, IA 50112-2041

(515) 207-2728

Statement of Equity

01/01/21 - 12/31/22

Statement of Equity	Year Ended Dec, 2021	Year Ended Dec, 2022
Opening Balance	$0.00	$207,797.32
Investor Equity	$300,000.00	$635,967.80
Founder Equity	$100,080.00	$0.00
Net Profit	-$192,282.68	-$97,503.43
Ending Balance	$207,797.32	$746,261.69

Lumina Industries Inc.
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended Dec 31 2022 and 2021

1. ORGANIZATION AND PURPOSE

Lumina Industries Inc. (the “Company”), is a C Corporation organized under the laws of the State of Delaware. The Company operates an ecommerce business selling computer webcams.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company’s significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) **Fiscal Year**

The Company operates on a 52-week fiscal year ending on December 31

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal year(s) ended Dec 31 2022 and 2021, the Company’s cash positions include its operating bank account.